Exhibit 99.1

Silvercorp Metals Inc.
Suite 1750 - 1066 West Hastings St.
Vancouver, BC, Canada V6E 3X1
Tel: 604-669-9397
Fax: 604-669-9387

NEWS RELEASE

Trading Symbol: TSX / NYSE American: SVM

SILVERCORP INTERSECTS A 1.58 METRE INTERVAL GRADING 17.08 G/T GOLD, 301 G/T SILVER AND
18.66% LEAD IN A NEW VEIN AT THE HPG MINE, YING MINING DISTRICT, CHINA

VANCOUVER, British Columbia - January 5, 2021 - Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) is pleased to report assay results from its 2020 exploration program at the HPG mine, Ying Mining District, Henan Province, China. In total, 13,515 metres (“m”) from 150 diamond drill holes, including 129 underground holes and 21 surface holes, have been completed from July 1, 2019 to October 31, 2020. Assay results for 140 holes have been received, with 69 holes intercepting mineralization. Nine rigs have been drilling at the HPG mine since July 2020. In addition to infill drill holes targeting areas of known subvertical silver-lead-zinc-gold veins previously believed to be uneconomic, the program discovered vein structures with relatively high gold, low silver-lead-zinc grade mineralization, such as:

  Hole ZK0912 intercepted a new vein with a 1.03 m interval grading 4.83 grams per tonne (“g/t”) gold (“Au”), 44 g/t silver (“Ag”) and low lead (“Pb”) and zinc (“Zn”).

  Hole ZK1733 intercepted vein H11E with a 0.98 m interval grading 3.64 g/t Au and low Ag, Pb and Zn.

  Hole ZK1920 intercepted vein H13 with a 3.88 m interval grading 3.18 g/t Au, 52 g/t Ag and low Pb and Zn.

  Hole ZK2723 intercepted vein H10_1 with a 1.01 m interval grading 6.41 g/t Au and low Ag, Pb and Zn.

The drill hole and tunnel results have shown that mineralization at the HPG mine developed in at least two phases, an earlier phase of gold-bearing structures and later stage silver-lead-zinc mineralization. In many cases, the silver-lead-zinc mineralization has overprinted the earlier gold-bearing structures, while there are still some gold-bearing structures that have not been overprinted and were overlooked before. Future exploration will investigate such structures with less obvious silver-lead-zinc mineralization overprinting.

Highlights of selected drill hole intercepts (please see Table 1 for details):

  Surface Hole ZK2537 intersected three zones:

    2.04 m interval (vein H16_1) from 244.06 m, grading 3.01 g/t Au, 20 g/t Ag, 0.5% Pb and 1.14% Zn;

    0.81 m interval (vein H15) from 319.52 m, grading 5.18 g/t Au, 16 g/t Ag, 0.28% Pb and 0.16% Zn; and

    13.13 m interval (vein H40E, confirmed by an underground tunnel to have a true width of 4.38 m) from 388.83 m, grading 2.84 g/t Au, 259 g/t Ag, 12.22% Pb and 1.06% Zn, including 1.58 m from 374.4 m, grading 17.08 g/t Au, 301 g/t Ag, 18.66% Pb, and 0.62% Zn;

  Surface Hole ZK3812 intersected a 0.96 m interval (vein H17) from 182.14 m grading 4.71 g/t Au, 1,261 g/t Ag, 1.27% Pb, and 0.07% Zn;

  Surface Hole ZK4610 intersected a 0.85 m interval (vein H15) from 251.77 m, grading 1.13 g/t Au, 274 g/t Ag, 30.82% Pb, 0.02% Zn, including a 0.50 m interval grading 462 g/t Ag, 51.90% Pb, 0.02% Zn, 1.85 g/t Au and 1.20% Cu;

  Surface Hole ZK2342 intersected a 2.09 m interval (vein H16), grading 8.93 g/t Au, 24 g/t Ag, 0.54% Pb, and 1.15% Zn, including a 1.15 m interval, grading 15.7 g/t Au, 43 g/t Ag, 0.94% Pb, and 2.07% Zn;

  Surface Hole ZK1958 intersected three zones:

    2.0 m interval (vein H14) from 32.06 m, grading 2.17 g/t Au, 59 g/t Ag, 3.52% Pb, and 3.16% Zn;

    2.10 m interval (vein H16) from 40.08 m, grading 1.48 g/t Au, 68 g/t Ag, 8.93% Pb, and 2.84% Zn; and

    1.26 m interval (vein H16_3) from 66.46 m, grading 0.83 g/t Au, 98 g/t Ag, 12.26% Pb, and 14.20% Zn.

Gently dipping vein structures similar to those found at the LMW and LME mines have also been discovered at the HPG mine. These veins consist of quartz and calcite veinlets with quartz-calcite-pyrite alteration and are generally dipping to the northwest at dips of around 10 degrees, with true thickness ranging between 0.5 m and 2 m. Drill hole ZK15N02 intersected a 10.05 m interval (true width unknown) grading 20 g/t Ag, 0.12% Pb, 0.17% Zn, and 1.6 g/t Au. Based on the contact with the hanging wall and footwall, the intercept appears to be a sub-horizontal vein structure with a relatively elevated gold grade.

In addition to drilling, a total of 8,684 m of exploration tunnels have been developed at the HPG mine during the period. These exploration tunnels (comprising drifting, cross-cutting and raising) were driven along and across major mineralized vein structures to upgrade the drill-defined mineral resources and test for new parallel and splay structures, and are summarized in the following table:

	Total	Channel	Drift	Total Mineralization Exposed by Drifts[1]
Major Target Veins	Tunneling	Samples	Included	Length	Average True	Ag	Pb	Zn	Au	Cu
	(m)	Collected	(m)	(m)	Width (m)	(g/t)	(%)	(%)	(g/t)	(%)
H4, H5, H5_1, H5E, H5W, H10_1a, H13, H15, H15_1, H15W, H16, H16_3, H17, H18_1, H21, H32E1, H39_1, X1, X3	8,684	6,768	6,431	3,142	0.76	116	3.21	1.71	0.93	0.07

[1] Mineralization is defined by silver equivalent value (AgEq) greater than or equal to 140 g/t at the HPG mine. (Formula used for AgEq calculation: AgEq = Ag g/t + 37.57 * (Pb% + Cu%) + 23.61 * Zn% + 85.26 * Au g/t)

Highlights of selected mineralized zones exposed in the drift tunnels:

  Drift Tunnel PD3-H5-380-3MW exposed mineralization 40 m long and 0.57 m wide (true width) grading 0.20 g/t Au, 857 g/t Ag, 5.86% Pb, and 6.85% Zn within vein structure H5E;

  Drift Tunnel PD3-H5-340-8SYM exposed mineralization 45 m long and 0.75 m wide (true width) grading 2.60 g/t Au, 297 g/t Ag, 3.21% Pb, and 4.52% Zn within vein structure H5E;

  Drift Tunnel PD2-H15-570-10NYM exposed mineralization 243 m long and 1.32 m wide (true width) grading 0.57 g/t Au, 111 g/t Ag, 5.60% Pb, and 0.42% Zn within vein structure H15; and

    Drift Tunnel PD3-H15W-380-8SYM exposed mineralization 155 m long and 0.60 m wide (true width) grading 4.23 g/t Au, 97 g/t Ag, 3.37% Pb, and 1.86% Zn within vein structure H15W.

  Table 1: Selected results from the drill programs at the HPG mine

HoleID	From (m)	To (m)	Elevation (m)	Interval (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Cu (%)	Veins
ZK0225	373.07	374.50	497	1.43	1.02	97	0.93	0.36	2.13	0.02	X3 [1]
ZK0620	279.71	280.56	518	0.85	0.72	81	0.86	0.09	2.29	0.01	X1 [1]
ZK0912	165.47	166.50	636	1.03	0.85	44	0.15	0.18	4.82	0.01	new [1], [2]
ZK0914	130.34	138.05	638	7.71	4.21	62	1.45	2.38	1.44	0.12	H9
Including	130.34	132.05	638	1.71	0.93	85	1.33	2.61	4.16	0.09	H9
ZK1025	463.72	464.80	385	1.08	0.64	93	3.78	2.13	0.43	0.07	X3
ZK1027	11.55	12.16	454	0.61	0.46	620	0.20	0.03	0.07	0.13	H3
ZK14N01	140.35	140.83	605	0.47	0.28	189	27.64	0.07	1.11	0.25	H15W
ZK1523	33.06	34.75	604	1.69	1.13	56	4.69	3.78	0.58	0.03	H39_1a [1]
ZK15N01	38.22	43.49	719	5.27	5.26	20	1.63	2.41	0.09	0.02	new
ZK15N01	57.92	59.34	703	1.42	1.11	26	5.29	1.95	0.08	0.01	new
ZK15N02	192.10	202.15	562	10.05	unknown	20	0.12	0.17	1.62	0.01	new
ZK15N02	216.79	217.79	542	1.00	0.98	68	1.21	1.94	3.42	0.01	new
ZK1618	194.13	197.24	517	3.11	2.55	53	6.01	5.33	0.39	0.10	X1
ZK1621	165.98	166.37	531	0.39	0.38	85	22.81	0.14	0.20	0.07	H6
ZK1733	47.20	48.18	639	0.98	0.60	3	0.25	0.08	3.64	0.01	H11E
ZK1733	88.40	89.15	619	0.75	0.60	138	7.36	0.28	7.02	0.02	H11
ZK1733	97.21	97.63	615	0.42	0.31	33	14.63	0.18	0.08	0.01	H9
ZK1808	450.72	451.94	359	1.22	0.74	22	6.08	2.12	0.03	0.24	X3
ZK1809	138.18	139.00	489	0.82	0.64	30	7.37	1.58	0.15	0.03	H4
ZK1920	175.32	179.20	339	3.88	2.27	52	0.88	0.47	3.18	0.04	H13
ZK1921	304.95	307.43	217	2.48	1.54	38	2.33	2.37	1.51	0.56	H15
Including	306.31	306.79	217	0.48	0.30	51	7.95	9.63	4.96	1.66	H15
ZK1950	55.44	57.50	645	2.06	0.90	24	7.92	0.84	1.39	0.05	H16
Including	55.44	56.38	646	0.94	0.41	41	16.26	1.52	2.78	0.10	H16
ZK1958	32.06	34.06	641	2.00	1.23	59	3.52	3.16	2.17	0.25	H14
ZK1958	40.08	42.18	636	2.10	1.69	68	8.93	2.84	1.48	0.14	H16
ZK1958	66.46	67.72	619	1.26	1.03	98	12.26	14.20	0.83	0.21	H16_3
ZK2011	199.03	199.43	491	0.40	0.33	31	13.80	0.03	0.03	0.00	H6
ZK2011	366.36	366.83	405	0.47	0.37	33	1.00	0.63	3.71	0.06	H5
ZK2111	34.30	35.13	441	0.83	0.62	112	4.51	0.16	2.90	0.15	H39_1
ZK2206	214.73	215.57	513	0.84	0.71	70	6.49	0.83	0.19	0.04	H6

ZK2310	44.04	44.62	434	0.58	0.38	35	1.07	0.30	11.22	0.01	H10_1
ZK2311	319.13	319.60	186	0.47	0.39	529	1.08	0.04	6.59	1.43	H15
ZK2333	406.01	408.79	529	2.78	2.21	6	0.44	0.56	1.89	0.03	H16
ZK2333	451.34	452.12	501	0.78	0.61	1	0.04	0.03	3.65	0.00	H16_3
ZK2342	291.69	293.78	441	2.09	0.88	24	0.54	1.15	8.93	0.05	H16
Including	291.69	292.84	442	1.15	0.48	43	0.94	2.07	15.70	0.10	H16
ZK2520	310.63	311.05	303	0.42	0.31	98	13.52	0.17	0.43	0.20	H12
ZK2535	326.61	327.96	460	1.35	0.96	13	0.92	1.07	3.00	0.07	H16
ZK2535	445.60	446.38	394	0.78	0.57	9	0.60	0.27	3.60	0.02	H11
ZK2537	244.06	246.07	551	2.01	1.19	20	0.50	1.14	3.01	0.04	H16_1
ZK2537	319.52	320.33	487	0.81	0.60	16	0.28	0.16	5.18	0.05	H15
ZK2537	372.70	385.83	437	13.13	4.38	259	12.22	1.06	2.84	0.51	H40E
Including	374.44	376.02	440	1.58	0.53	301	18.66	0.62	17.08	0.55	H40E
ZK2720	67.40	68.47	604	1.07	0.84	42	5.30	3.21	0.32	0.04	H20W
ZK2723	41.03	42.08	442	1.05	0.71	5	0.05	0.03	6.41	0.01	H10_1
ZK2725	314.61	315.77	380	1.16	0.86	45	12.14	0.10	0.05	0.02	H12
ZK3302	57.18	57.97	602	0.79	0.51	34	8.47	0.30	0.05	0.00	H12E1
ZK3302	223.57	224.09	525	0.52	0.45	16	0.99	0.18	8.69	0.01	H10_1
ZK3621	156.11	158.42	751	2.31	1.99	148	0.21	0.15	2.84	0.02	H17_1
ZK3621	194.29	195.14	718	0.85	0.62	77	1.32	2.20	2.20	0.03	H18
ZK3622	175.88	176.70	729	0.82	0.61	440	0.39	0.08	1.56	0.03	H17_1
ZK3812	182.14	183.10	721	0.96	0.75	1261	1.27	0.07	4.71	0.10	H17
ZK4610	251.77	252.62	261	0.85	0.39	274	30.82	0.02	1.13	0.71	H17
Including	251.77	252.27	261	0.50	0.23	462	51.90	0.02	1.85	1.20	H17
[1]	New veins discovered between July 1, 2019 and October 31, 2020
[2]	New veins with no name assigned

  Table 2: Selected mineralized zones exposed by drift tunnelling at the HPG mine

Tunnel ID	Vein	Ore Length (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Cu (%)
PD600-H4-510-10SYM	H4	19	1.05	92	5.88	0.92	0.13	0.04
PD600-H4-510-8NYM	H4	80	0.51	59	5.72	1.05	0.08	0.00
PD3-H4-340-12NYM	H4	25	0.46	32	5.64	4.79	0.02	0.07
PD600-H5-560-1SYM	H5	75	0.68	85	2.17	0.53	0.51	0.03
PD600-H5-510-7SYM	H5	40	1.33	225	3.65	2.69	0.19	0.07
PD3-H5-380-5SYM	H5	50	0.53	500	1.48	4.44	0.20	0.06
PD3-H5-380-8SYM	H5	115	0.79	119	4.01	1.44	0.64	0.04
PD3-H5-340-0SYM	H5	145	0.74	191	2.46	2.71	1.15	0.02
PD3-H5_1-300-10SYM	H5_1	20	1.07	20	3.71	5.65	0.07	0.08
PD3-H5-380-3MW	H5E	40	0.57	857	5.86	6.85	0.20	0.00
PD3-H5-340-8SYM	H5E	45	0.75	297	3.21	4.52	2.60	0.12
PD3-H5E-300-4SYM	H5E	55	0.79	32	2.68	3.92	0.38	0.16
PD600-H5W-560-5SYM	H5W	75	0.49	150	1.19	1.26	1.12	0.05
PD3-H5W-460-3SYM	H5W	30	1.02	97	1.37	1.77	2.58	0.04
PD3-H5W-380-6NYM	H5W	35	0.95	50	9.33	0.10	0.07	0.09
PD3-H5W-340-8NYM	H5W	43	0.34	41	15.06	0.57	0.12	0.06
PD2-H10_1a-530-19NYM	H10_1a	20	0.83	112	1.60	1.77	0.86	0.00
PD2-H13-630-NYM	H13	30	0.42	586	2.11	1.81	0.49	0.00
PD2-H15-570-10NYM	H15	243	1.32	111	5.60	0.42	0.57	0.28
PD3-H15_1-460-44NYM	H15_1	100	0.51	36	7.17	0.02	0.82	0.12
PD2-H15W-570-14NYM	H15W	65	0.47	102	12.41	0.26	0.54	0.00
PD3-H15W-380-8SYM	H15W	155	0.60	97	3.37	1.86	4.23	0.12
PD5-H16-640-13ECM	H16	20	3.21	160	0.56	1.58	0.16	0.05
PD5-H16-640-13SYM	H16	81	0.95	205	0.96	0.41	1.53	0.04
PD3-H16-460-15SYM	H16	69	0.97	24	1.26	1.08	3.41	0.02
EXPD-H17-660-44NYM	H17	20	0.59	19	0.98	0.22	9.31	0.00
PD3-H17-200-12NYM	H17	135	1.06	40	3.05	4.95	0.45	0.05
PD3-H17-100-10NYM	H17	527	1.16	40	2.18	3.58	1.16	0.04
PD3-H18_1-150-14NYM	H18_1	40	0.75	107	3.38	2.45	0.62	0.08
EXPD-H21-520-36SYM	H21	27	0.99	43	3.22	0.02	1.18	0.16
PD2-H32E1-630-10NYM	H32E1	75	0.59	69	4.82	0.31	0.22	0.07
PD6-H39_1-600-23NYM	H39_1	25	0.36	113	1.05	0.77	3.96	0.00
PD600-X1-510-14NYM	X1	24	1.39	52	1.35	1.24	1.05	0.15
PD600-X3-510-16NYM	X3	18	0.87	23	1.26	1.12	0.42	0.00

  Quality Control

  Drill cores are NQ size. Drill core samples, limited by apparent mineralization contacts or shear/alteration contacts, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checks, and the other half core samples are shipped in securely sealed bags to the Chengde Huakan 514 Geology and Minerals Test and Research Institute in Chengde, Hebei Province, China, 226km northeast of Beijing, the Zhengzhou Nonferrous Exploration Institute Lab in Zhengzhou, Henan Province, China, and SGS-CSTC Standards Technical Services (Tianjin) Co., Ltd., Tianjin, China. All the three labs are ISO9000 certified analytical labs. For analysis, the sample is dried and crushed to minus 1mm and then split to a 200-300g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with atomic absorption spectroscopy (AAS), and the other is digested with two-acids for analysis of silver, lead, zinc and copper with AAS.

  Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5m along strike. Both the mineralized vein and the altered wall rocks are cut by continuous chisel chipping. Sample length ranges from 0.2 m to more than 1.0 m, depending on the width of the mineralized vein and the mineralization type. Channel samples are prepared and assayed with AAS at Silvercorp’s mine laboratory (Ying Lab) located at the mill complex in Luoning County, Henan Province, China. The Ying Lab is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and is qualified to provide analytical services. The channel samples are dried, crushed and pulverized. A 200 g sample of minus 160 mesh is prepared for assay. A duplicate sample of minus 1mm is made and kept in the laboratory archives. Gold is analysed by fire assay with AAS finish, and silver, lead, zinc and copper are assayed by two-acid digestion with AAS finish.

  A routine quality assurance/quality control (QA/QC) procedure is adopted to monitor the analytical quality at each lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each batch of lab samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

  The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRM, field duplicates and blanks to each batch of 30 core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending approximately 3-5% of the pulp samples to higher level labs to check for lab bias. Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

  Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

  About Silvercorp

  Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

  For further information

  Lon Shaver
  Vice President
  Silvercorp Metals Inc.

  Phone: (604) 669-9397
  Toll Free: 1 (888) 224-1881
  Email: investor@silvercorp.ca
  Website: www.silvercorp.ca

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  Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates , “believes , “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

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  beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

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  This news release has been prepared in accordance with the requirements of NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. Securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.